SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G
                               (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO 13d-2(b)*

                            Big City Radio, Inc.
                              (Name of Issuer)

                            Class A Common Stock
                       (Title of Class of Securities)

                                 089098107
                               (CUSIP Number)

                             Richard Reiss, Jr.
                           Georgica Advisors LLC
                        1114 Avenue of the Americas
                             New York, NY 10036
                                212-277-5600
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)


                             December 19, 1997

          (Date of Event which Requires Filing of this Statement)


   Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

      ( )  Rule 13d-1(b)
      (X)  Rule 13d-1(c)
      ( )  Rule 13d-1(d)

 _________________________
      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




 CUSIP No. 089098107                 13G

 -----------------------------------------------------------------------------
 (1)   NAME OF REPORTING PERSON   Georgica Advisors LLC

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        I.R.S. # 13-3915210
 -----------------------------------------------------------------------------
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                    (a)  ( )
                                                    (b)  ( )
-----------------------------------------------------------------------------
 (3)  SEC USE ONLY

-----------------------------------------------------------------------------
 (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
-----------------------------------------------------------------------------
                                       (5)  SOLE VOTING POWER
       NUMBER OF
        SHARES                         --------------------------------------
     BENEFICIALLY                      (6)  SHARED VOTING POWER
       OWNED BY                             495,000
         EACH                          --------------------------------------
       REPORTING                       (7)  SOLE DISPOSITIVE POWER
        PERSON
          WITH                         --------------------------------------
                                       (8)  SHARED DISPOSITIVE POWER
                                            495,000
-----------------------------------------------------------------------------
 (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON        495,000

-----------------------------------------------------------------------------
 (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                      (  )

-----------------------------------------------------------------------------
 (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    8.5%


-----------------------------------------------------------------------------
 (12)  TYPE OF REPORTING PERSON*
           OO




 CUSIP No. 089098107                 13G
-----------------------------------------------------------------------------
 (1)   NAME OF REPORTING PERSON    Richard Reiss, Jr.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

-----------------------------------------------------------------------------
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  ( )
-----------------------------------------------------------------------------
 (3)  SEC USE ONLY

-----------------------------------------------------------------------------
 (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S. citizen
-----------------------------------------------------------------------------
                                       (5)  SOLE VOTING POWER
     NUMBER OF
       SHARES                          --------------------------------------
    BENEFICIALLY                       (6)  SHARED VOTING POWER
      OWNED BY                              495,000
        EACH                           --------------------------------------
     REPORTING                         (7)  SOLE DISPOSITIVE POWER
       PERSON
        WITH                           -------------------------------------
                                       (8)  SHARED DISPOSITIVE POWER
                                            495,000
-----------------------------------------------------------------------------
 (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON        495,000

-----------------------------------------------------------------------------
 (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                      (  )

-----------------------------------------------------------------------------
 (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    8.5%

-----------------------------------------------------------------------------
 (12)  TYPE OF REPORTING PERSON*
       IN





 CUSIP No. 089098107                 13G

-----------------------------------------------------------------------------
 (1)   NAME OF REPORTING PERSON   Reiss Capital Management LLC

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        I.R.S. # 13-3915207

-----------------------------------------------------------------------------
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                  (a)  ( )
                                                                  (b)  ( )
-----------------------------------------------------------------------------
 (3)  SEC USE ONLY

-----------------------------------------------------------------------------
 (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

-----------------------------------------------------------------------------
                                       (5)  SOLE VOTING POWER
     NUMBER OF
      SHARES                           --------------------------------------
   BENEFICIALLY                        (6)  SHARED VOTING POWER
     OWNED BY                               351,282
       EACH                            --------------------------------------
    REPORTING                          (7)  SOLE DISPOSITIVE POWER
     PERSON
       WITH                            --------------------------------------
                                       (8)  SHARED DISPOSITIVE POWER
                                            351,282
-----------------------------------------------------------------------------
 (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON        351,282

-----------------------------------------------------------------------------
 (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                      (  )

-----------------------------------------------------------------------------
 (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    6.04%

-----------------------------------------------------------------------------
 (12)  TYPE OF REPORTING PERSON*
       OO



 ITEM 1(a).     NAME OF ISSUER:

                Big City Radio, Inc. (the "Issuer").

 ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                260 West Montauk Highway, Hampton Bays, NY 11946.

 ITEM 2.        NAMES OF PERSONS FILING:

                1. Georgica Advisors LLC, a Delaware limited liability company ("Georgica").
                2.  Richard Reiss, Jr.
                3. Reiss Capital Management LLC, a Delaware limited liability company ("RCM").

 ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                1114 Avenue of the Americas, New York, NY 10036 (in each case).

 ITEM 2(c).     CITIZENSHIP:

                Georgica and RCM: Delaware   Richard Reiss, Jr.: U.S. citizen

 ITEM 2(d).     TITLE OF CLASS OF SECURITIES:
                Class A Common Stock

 ITEM 2(e).     CUSIP NUMBER:
                089098107

 ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      (a)  ( )  Broker or dealer registered under Section 15 of the Exchange
                Act;
      (b)  ( )  Bank as defined in Section 3(a)(6) of the Exchange Act;
      (c) ( ) Insurance company as defined in Section 3(a)(19) of the Exchange Act;
      (d) ( ) Investment company registered under Section 8 of the Investment Company Act;
      (e)  ( )  An investment adviser in accordance with Rule 13d-
                1(b)(1)(ii)(E);
      (f) ( ) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
      (g) ( ) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
      (h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
      (i) ( ) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
      (j)  ( )  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box.
      (X)

 ITEM 4.   OWNERSHIP.

           See Sections 5-9 and 11 of each cover page.

 ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

 ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Georgica acts as manager of investment accounts for several individual investors. Such investors have the power to direct the receipt of dividends from and the proceeds from the sale of the Issuer's common stock held by Georgica for their accounts. In addition, RCM is the general partner of an investment partnership, Georgica Associates, L.P. Limited partners in Georgica Associates, L.P. have the power to direct the receipt of dividends from and the proceeds from the sale of the Issuer's common stock held by Georgica Associates, L.P., which is more than five percent of the Class A Common Stock of the Issuer.

 ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

 ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

 ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

 ITEM 10(b).  CERTIFICATIONS.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

           This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.



                                 SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated: October 21, 1998                 GEORGICA ADVISORS LLC


                                         By:    /s/ Richard Reiss, Jr.
                                                __________________________
                                         Name:  Richard Reiss, Jr.
                                         Title: Managing Member


                                         REISS CAPITAL MANAGEMENT LLC


                                         By:    /s/ Richard Reiss, Jr.
                                                __________________________
                                         Name:  Richard Reiss, Jr.
                                         Title: Managing Member


                                         /s/ Richard Reiss, Jr.
                                         _________________________________
                                         Name: Richard Reiss, Jr.




                                                        EXHIBIT A


      Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Georgica Advisors LLC, a Delaware limited liability company, Reiss Capital Management LLC, a Delaware limited liability company, and Richard Reiss, Jr., hereby agree that the Schedule 13G filed by each of them together with respect to the class A common stock of Big City Radio, Inc. on October 21, 1998 pursuant to Rule 13d-1(c) of the Exchange Act is filed on behalf of each of them.


 Dated: October 21, 1998                 GEORGICA ADVISORS LLC


                                         By:    /s/ Richard Reiss, Jr.
                                               ___________________________
                                         Name:  Richard Reiss, Jr.
                                         Title: Managing Member


                                         REISS CAPITAL MANAGEMENT LLC


                                         By:    /s/ Richard Reiss, Jr.
                                               ___________________________
                                         Name:  Richard Reiss, Jr.
                                         Title: Managing Member


                                         /s/ Richard Reiss, Jr.
                                         _________________________________
                                         Name: Richard Reiss, Jr.